UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Kennametal Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	1-5318	25-0900168
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
World Headquarters 1600 Technology Way P.O. Box 231 Latrobe, Pennsylvania		15650-0231
(Address of Principal Executive Offices)		(Zip Code)
Registrant’s telephone number, including area code: (724) 539-5000
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report (“Kennametal” or the “Company”),

Conflict Minerals Disclosure

This Form SD of Kennametal Inc. (“Kennametal”) or (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period
January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products containing “conflict minerals” that are necessary to the functionality or production of such products. These “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Kennametal is a global enterprise that delivers productivity solutions to customers seeking peak performance in demanding environments by providing innovative wear-resistant products, application engineering and services backed by advanced material science serving customers across diverse sectors of industrial production, transportation, earthworks, energy, infrastructure and aerospace. The Company’s solutions are built around industry-essential technology platforms including precision-engineered metalworking tools and components, surface technologies and earth cutting tools that are mission-critical to customer operations battling extreme conditions associated with fatigue wear, corrosion and high temperatures. End users of the Company’s products include manufacturers, metalworking suppliers, machinery operators and processors engaged in a diverse array of industries, including the manufacture of transportation vehicles and systems; machine tool, light machinery and heavy machinery industries; airframe and aerospace components and systems, defense; as well as producers and suppliers in equipment-intensive operations such as coal mining, road construction, quarrying, oil and gas exploration, refining, production and supply. The Company's product offering includes a wide selection of standard and customized technologies for metalworking, such as sophisticated metal cutting tools, tooling systems and services, as well as advanced, high-performance materials, such as cemented tungsten carbide products, super alloys, coatings and investment castings to address customer demands. These products are offered through a variety of channels to meet customer-specified needs.

The Company manufactures, or contracts to manufacture, certain products that contain tungsten, tantalum, tin or gold and has determined that these minerals are necessary to the functionality or production of these products (the “Covered Products”). The Company groups the Covered Products in the following product categories:

•	Metalworking Tools

•	Mining

•	Construction

•	Precision Surface Management

•	Engineered Wear Solutions

•	Powdered Materials and Equipment

Based upon the Company’s determination that Rule 13p-1 applies to the Covered Products, the Company engaged in a good-faith Reasonable Country of Origin Inquiry (“RCOI”) designed to determine whether any of the tungsten, tantalum, tin or gold included in its products originated in the Covered Countries, or whether any such tungsten, tantalum, tin or gold may be from recycled or scrap sources.

The Company has adopted a Conflict Minerals Statement stating that it does not condone the use of Conflict Minerals that fuel human rights violations. This Conflict Minerals Statement is publicly available on the Company’s website, www.kennametal.com.

To begin its RCOI, the Company identified its “Conflict Materials Spend” during the Reporting Period, defined as the total annual amount spent by the Company on raw materials of tungsten, tantalum, tin or gold, or parts thereof, and components manufactured by third parties that contain tungsten, tantalum, tin or gold.

The Company generally buys the tungsten, tantalum, tin and gold included in the Covered Products in one of two ways. First, the Company purchases the vast majority of its tungsten, tantalum, tin or gold as raw materials directly from mines, smelters or refiners. The Company then incorporates these raw materials into its Covered Products at its own manufacturing facilities. Purchases of these raw materials represent approximately 69% of Kennametal’s entire Conflict Materials Spend for the reporting period.

The remaining 31% of Kennametal’s Conflict Materials Spend relates to parts or components that contain one or more of tungsten, tantalum, tin and gold and are purchased from third parties that have made these parts or components. After it purchases these parts and components, the Company includes or embeds these parts and components in the Covered Products.

As described below, the Company has taken extensive steps to determine the source of the tungsten, tantalum, tin or gold (as raw materials or as a part of a previously manufactured part or component) used in the Covered Products during the Reporting Period. Based on these two distinct ways in which the Company sources tungsten, tantalum, tin or gold, the Company bifurcated its RCOI approach.

Most of the Company’s suppliers of raw tungsten, tantalum, tin and gold are the smelters themselves. Several of the Company’s raw materials suppliers are on the DRC Conflict Free Smelter List. For other smelters that are not specifically on that list, the Company performed inquiry and supplier site visits, and in some cases was provided names and locations of the mines from which the raw materials are purchased. Through its RCOI and due diligence measures, which are described further in its Conflict Minerals Report, the Company has been able to determine that none of the tungsten, tantalum, tin and gold that it purchased as raw materials during the Reporting Period originated from the Covered Countries.

With respect to the tungsten, tantalum, tin or gold that the Company purchases from third parties, the Company’s RCOI primarily consisted of representations from its first tier suppliers that the tungsten, tantalum, tin or gold sold to it or products that contained tungsten, tantalum, tin or gold either did not originate in Covered Countries, or came from recycled or scrap material. The Company did not receive any representations indicating that tungsten, tantalum, tin or gold purchased during the Reporting Period originated in the Covered Countries.

Through its RCOI, the Company has been able to determine conclusively that 96% of its Conflict Materials Spend for the Reporting Period for purchased tungsten, tantalum, tin and gold included in its Covered Products did not originate in any Covered Country. However, the Company was unsuccessful in obtaining responses from a subset of suppliers, consisting of approximately 4% of the overall Conflict Materials Spend. The Company’s RCOI included following up with these non-responsive suppliers multiple times. However, despite the Company’s good faith efforts, these additional inquires failed to yield a response from the non-responsive suppliers. Although the Company has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries, the Company was unable to definitively determine the origin of the Conflict Minerals, based on the lack of responses noted above. Therefore, the Company exercised due diligence on the source and chain of custody of the tungsten, tantalum, tin or gold used for its products manufactured, or contracted to manufacture, during the Reporting Period.

The Company describes these due diligence efforts in detail in the Conflicts Minerals Report that is filed as Exhibit 1.01 to this Form SD. The Company was unable to clarify, after conducting the RCOI and subsequently exercising the required due diligence, the country of origin for the tungsten, tantalum, tin or gold included in the Covered Products.

Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report also is publicly available on the Company’s website at www.kennametal.com under “SEC Filings” on the “Investor Relations” page, which is accessible under the “About Us” tab.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit        Description

1.01	Conflict Minerals Report of Kennametal Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL INC.

By: /s/     Peter A. Dragich
Peter A. Dragich
Vice President, Integrated Supply Chain and Logistics

Dated: June 1, 2015

Exhibit Index

Exhibit Number	Description

1.01	Conflict Minerals Report of Kennametal Inc.